Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

San Pedro Garza Garcia, Mexico, July 24, 2008 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited second quarter results ended June 30, 2008(1).

Highlights:

❖
AXTEL's geographic expansion continued during the second quarter, with operations commencing in Matamoros, Nuevo Laredo, Culiacan, Mazatlan, Coatzacoalcos and Minatitlan, reaching thirty-three cities with integrated voice, data and Internet services.

❖	During the second quarter, AXTEL became the first telecommunications company in Mexico to provide data, Internet and voice services to business and residential customers using WiMAX. (8)

❖
AXTEL successfully adapted its network and related systems to jump start participation in local number portability, introduced in Mexico on July 5, 2008. AXTEL has been able to bring in new customers, with their existing numbers from other companies, thus ensuring the “carrier-class” reliability of AXTEL’s network.

Revenues from operations

Revenues from operations totaled Ps. 2,933.2 million in the second quarter of year 2008 from Ps. 3,116.0 million for the same period in 2007, a decrease of Ps. 182.8 million, or -6%.
Revenues from operations totaled Ps. 11,849.7 million in the twelve-month period ended June 30, 2008, compared to Ps. 9,880.5 million in the same period in 2007, an increase of Ps. 1,969.2 million, or 20%.

Sources of Revenues

Local services. Local service revenues contributed with 46% of total revenues during the second quarter, compared with 43% in the second quarter of 2007, totaling Ps. 1,363.9 million for the three-month period ending on June 30, 2008, representing a 3% increase compared to the same quarter in 2007. During the quarter, cellular revenues and monthly rents increased 9% and 4%, respectively, compensating reduced measured service revenues resulting from further penetration of commercial offers including free local calling. For the twelve-month period ended June 30, 2008, revenues from local services totaled Ps. 5,386.9 million, an annual increase of Ps. 516.5 million, or 11%, from Ps. 4,870.4 million recorded in the same period in 2007. Monthly rents, measured service and value-added services revenues represented 62% of local revenues during the twelve-month period ended June 30, 2008.

Long distance services. Long distance service revenues totaled Ps. 341.7 million in the quarter ending June 30, 2008, compared to Ps. 419.4 million in the same quarter in 2007. During this period, long-distance revenues per minute marginally declined from Ps. 0. 82 to Ps. 0.81. For the twelve month period ended June 30, 2008, long distance revenues grew to Ps. 1,383.8 million from Ps. 1,162.4 million registered in the same period in 2007, an increase of Ps. 221.4 million or 19%.

Data & Network. Revenues from data and network revenues amounted to Ps. 618.4 million for the three-month period ended June 30, 2008, compared to Ps. 628.4 million in the same period in 2007, a decrease of Ps. 9.9 million. Dedicated Internet and VPNs represented 89% of data & network revenues during the quarter. For the twelve month period ended June 30, 2008, data and network services revenues totaled Ps. 2,503.2 million from Ps. 1,577.3 million registered in the same period in 2007, an increase of Ps. 925.9 million.

International traffic. In the second quarter of 2008, International traffic revenues totaled Ps. 228.7 million, declining Ps. 101.7 million or 31% versus same quarter of previous year. Reduced tariffs explain this variation. For the twelve month period ended June 30, 2008, international traffic revenues totaled Ps. 1,054.1 million from Ps. 932.2 million registered in the same period in 2007, an increase of Ps. 121.9 million or 13%.

Other services. Revenue from other services represented 13% or Ps. 380.5 million of total revenues in the second quarter of 2008, compared to Ps. 411.7 million registered in the same period in 2007. The decline is mainly explained by less activation fees caused by lower additional lines compared with the same quarter of 2007. For the twelve month period ended June 30, 2008, other services revenues totaled Ps. 1,521.7 million from Ps. 1,338.2 million registered in the same period in 2007, an increase of Ps. 183.5 million.

Consumption

Local Calls. Local calls totaled 626.6 million in the three-month period ended June 30, 2008, an increase of 16.9 million, or 3%, from 609.7 million recorded in the same period in 2007. A higher number of lines in service during this quarter explain this increase. For the twelve month period ended June 30, 2008, local calls increased to 2,476.5 million from 2,246.6 million registered in the same period in 2007, an increase of 229.8 million calls or 10%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 345.6 million in the three-month period ended June 30, 2008, compared to 265.7 million in the same period in 2007, an 30% improvement equivalent to 79.9 million minutes. For the twelve month period ended June 30, 2008, cellular minutes grew 291.3 million, or 31%, from 933.4 million registered in the twelve-month period ended June 30, 2007, to 1,224.7 million in the same period in 2008.

Long distance. Outgoing long distance minutes amounted to 423.6 million for the three-month period ended June 30, 2008 from 512.9 million in the same period in 2007, a 89.3 million minutes reduction. The reduction in the quarter continues reflecting our strategy of canceling high-volume no-margin traffic. Domestic long distance minutes represented 95% of total traffic during the quarter. For the twelve month period ended June 30, 2008, outgoing long distance minutes amounted 1,689.2 million, compared to 1,483.1 million registered in the same period in 2007, an increase of 206.1 million of minutes, or 14%.

Operating Data

Lines in Service. As of June 30, 2008, lines in service totaled 972.0 thousand, an increase of 128.2 thousand from the same date in 2007.  During the second quarter of 2008, net additional lines totaled 6.6 thousand. As of June 30, 2008, residential lines represented 67% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of June 30, 2008, line equivalents totaled 464.7 thousand, an increase of 39.8 thousand from the same date in 2007.

Internet subscribers. As of June 30, 2008, Internet subscribers totaled 111.9 thousand, an increase of 5%, from 107.6 thousand recorded on the same date in 2007. Broadband subscribers increased 33% totaling 86.6 thousand as of June 30, 2008. We continue to upgrade customers from dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues. For the three-month period ended June 30, 2008, the cost of revenues declined Ps. 164.3 million, compared with the same period of year 2007, primarily due to Ps. 138.3 million and Ps. 32.6 million decreases in long distance and links and co-locations costs, respectively. For the twelve month period ended June 30, 2008, the cost of revenues reached Ps. 4,197.3 million, an increase of Ps. 685.2 million in comparison with the same period in year 2007.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the second quarter of 2008, the gross profit accounted for Ps. 1,929.3 million, a marginal decrease of Ps. 18.4 million or -1%, compared with the same period in year 2007. The gross profit margin increased from 62.5% to 65.8% year-over-year is mostly due to improved long distance and cellular margins. For the twelve month period ended June 30, 2008, our gross profit totaled Ps. 7,652.4 million, compared to Ps. 6,368.4 million recorded in the same period of year 2007, a gain of Ps. 1,284.0 million or 20%.

Operating expenses. For the second quarter of year 2008, operating expenses totaled Ps. 928.7 million compared to Ps. 886.4 million for the same period in year 2007. The 5% incremental expenses are mainly due to the costs associated in the twelve new cities opened during the last twelve months. For the twelve month period ended June 30, 2008, operating expenses totaled Ps. 3,609.8 million, coming from Ps. 3,107.9 million in the same period in 2007, an increase of Ps. 501.9 million. Personnel represented 49% of total operating expenses during the twelve month period ended June 30, 2008 versus 46% in the year-earlier period.

Adjusted EBITDA. The Adjusted EBITDA totaled Ps. 1,000.5 million for the three-month period ended June 30, 2008, compared to Ps. 1,061.2 million for the same period in 2007, a decrease of 6%. As a percentage of total revenues, adjusted EBITDA represented 34.1% in the second quarter of 2008, same margin as in the year-earlier quarter. For the twelve-month period ended June 30, 2008, adjusted EBITDA amounted to Ps. 4,042.6 million, compared to Ps. 3,260.5 million in the same period in year 2007, a positive variation of Ps. 782.2 million, or 24%.

Depreciation and Amortization(9). Depreciation and amortization totaled Ps. 723.7 million in the three-month period ended June 30, 2008 compared to Ps. 693.5 million for the same period in year 2007, an increase of Ps. 30.2 million or 4%. The larger depreciation and amortization charge is explained by capital expenditures associated with the geographic expansion and network deployments. Depreciation and amortization for the twelve-month period ended June 30, 2008 reached Ps. 2,703.4 million, from Ps. 2,251.1 million in the same period in year 2007, an increase of Ps. 452.3 million, or 20%.

Operating Income (loss). Operating income totaled Ps. 276.9 million in the three-month period ended June 30, 2008 compared to an operating income of Ps. 367.7 million registered in the same period in year 2007, a decline of Ps. 90.9 million or -25%. For the twelve month period ended June 30, 2008 our operating income reached Ps. 1,339.2 million when compared to the result registered in the same period of year 2007 of Ps. 1,009.4 million, Ps. 329.9 million or 33% above.

Comprehensive financial result. The comprehensive financial gain was Ps. 49.1 million for the three-month period ended June 30, 2008, compared to a loss of Ps. 129.3 million for the same period in 2007. A net interest expense decrease of Ps. 19.2 million due to reduced indebtedness and a foreign-exchange gain of Ps. 215.5 million compared to Ps. 113.3 million in the year-earlier quarter due to the appreciation of the peso, explain the majority of the CFR difference. For the twelve-month period ended June 30, 2008, the reduced loss is explained by larger foreign-exchange and monetary positions gain offset by increased net interest expense.

Debt. The Ps. 811.4 million reduction in total debt versus year-earlier date is mostly explained by the prepayment of certain lease obligations and a more favorable exchange rate on June 30, 2008 compared to the same date in 2007.

Capital Investments. The investments associated with the six new cities launched in this quarter, the preparation for the additional cities to be opened in the second half of the year and the deployment of WiMAX, we invested Ps. 1,010.3 million in network and infrastructure during the second quarter of 2008, compared to Ps. 710.1 million in the year-earlier quarter. The majority of our capital investments are devoted to access or last-mile assets.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 33 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Other important information

1)
Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of year 2008 is presented in current pesos. The consolidation of Avantel figures started in the month of December 2006.

2)	Revenues are derived from:

i.
Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

ii.	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls from AXTEL lines.

iii.	Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

iv.	International traffic. We generate revenues terminating international traffic from foreign carriers.

v.
Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

3)
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

4)
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

5)
Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

6)
Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of June 30, 2008.

7)	Net Debt to Adjusted EBITDA: The quarterly figure comes from dividing the net debt at the end of the period by the annualized run-rate Adjusted EBITDA.

8)
802.16e WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers.

9)	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

“FINANCIAL TABLES NEXT”

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
June 30, 2008 and 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for March 2008 which is expressed in nominal pesos)

ASSETS	Jun-08	Jun-07
Current assets:

Cash and equivalents	983,412	1,251,330
Accounts receivable	1,910,679	1,862,133
Refundable taxes and other accounts receivable	175,259	178,302
Prepaid Expenses	46,092	71,664
Inventories	190,614	140,162
Total current assets	3,306,056	3,503,591

Non current assets

Property, plant and equipment, net	14,245,081	14,098,149
Long-term accounts receivable	16,099	19,670
Telephone concession rights	683,960	773,381
Intangible Assets	343,160	637,257
Deferred income tax	868,035	468,437
Deferred employee's profit sharing	13,843	3,740
Investment in shares of associated company	16,249	14,404
Other assets	326,740	311,737

Total non current assets	16,513,167	16,326,775

TOTAL ASSETS	19,819,223	19,830,366

LIABILITIES
Current liabilities

Account payable & Accrued expenses	2,067,534	1,868,655
Accrued Interest	102,376	115,447
Short-term debt	—	—
Current portion of long-term debt	186,899	185,864
Taxes payable	102,883	109,205
Financial Instruments	205,877	50,875
Deferred Revenue	423,593	582,613
Other accounts payable	387,567	391,585
Total current liabilities	3,476,729	3,304,244

Long-term debt

Long-term debt	7,049,500	7,848,878
Severance, seniority premiums and other post-retirement benefits	55,845	93,650
Deferred revenue	174,199	212,802
Other long-term liabilities	6,768	4,260
Total long-term debt	7,286,312	8,159,590

TOTAL LIABILITIES	10,763,041	11,463,834

STOCKHOLDERS EQUITY
Capital stock	7,562,075	8,870,062
Additional paid-in capital	741,671	741,671
Accumulated gains (losses)	818,838	(1,281,745)
Cumulative deferred income tax effect	—	132,169
Change in the fair value of derivative instruments	(66,402)	(95,625)
TOTAL STOCKHOLDERS EQUITY	9,056,182	8,366,532

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	19,819,223	19,830,366

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
Periods ended June 30, 2008 and 2007 & Years ended December 31, 2007
(Thousand pesos of constant purchasing power as of December 31, 2007, except for June 2008 which is expressed in nominal pesos)

		Second Quarter Ended June 30				LTM ended June 30
		2008	2007	Δ%		2008	2007	Δ%

Total Revenues	Ps.$	2,933,228	3,115,978	-5.9%	Ps.$	11,849,730	9,880,505	19.9%

Operating cost and expenses
Cost of sales and services		(1,003,967)	(1,168,300)	-14.1%		(4,197,316)	(3,512,138)	19.5%
Selling and administrative expenses		(928,731)	(886,438)	4.8%		(3,609,766)	(3,107,910)	16.1%
Depreciation and amortization		(723,653)	(693,501)	4.3%		(2,703,435)	(2,251,096)	20.1%

Total Operating Costs and Expenses		(2,656,351)	(2,748,239)	-3.3%		(10,510,517)	(8,871,144)	18.5%

Operating income (loss)		276,877	367,739	-24.7%		1,339,213	1,009,361	32.7%

Comprehensive financing result:
Net interest income (expense)		(184,672)	(203,822)	-9.4%		(751,006)	(598,102)	25.6%
Foreign exchange gain (loss), net		215,540	113,254	90.3%		305,900	78,667	288.9%
Change in the fair value of derivative instruments		18,208	(1,101)	N/A		10,596	14,320	-26.0%
Monetary position gain		—	(37,671)	N/A		235,543	36,361	547.8%

Comprehensive financing result, net		49,076	(129,340)	N/A		(198,967)	(468,754)	-57.6%

Employee's profit sharing		(2,846)	(1,755)	62.2%		(9,455)	(3,325)	184.4%
Deferred employees' profit sharing		—	—	N/A		(13,931)	4,699	N/A
Other income (expenses), net		(8,008)	10,412	N/A		(23,115)	(12,208)	89.3%
Other income (expenses), net		(10,854)	8,657	N/A		(46,501)	(10,834)	329.2%

Special item		—	—	N/A		—	—	N/A

Income (loss) before income taxes, and
equity in results of associated company		315,099	247,056	27.5%		1,093,745	529,773	106.5%

Income Tax		(39,442)	(4,337)	809.4%		(138,755)	(9,231)	1403.1%
Deferred income tax		(36,469)	(69,866)	-47.8%		(296,858)	(164,591)	80.4%

Total income tax and employees' profit sharing		(75,911)	(74,203)	2.3%		(435,613)	(173,822)	150.6%

Equity in results of an associate company		676	727	-7.0%		1,845	2,237	-17.5%

Net Income (Loss)	Ps.$	239,864	173,580	38.2%	Ps.$	659,977	358,188	84.3%